Alcantara Brands Corporation

December 2, 2009

Chris White
United States
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4628

RE:  Alcantara Brands Corporation
    Item 4.01 Form 8-K/A
    Filed October 27, 2009
    File No. 333-149804

Dear Mr. White,

This correspondence is in response to your letter dated November 5, 2009 in reference to our filing of the Item 4.01 Form 8-K/A-3, filed on October 27, 2009.

Form 8-K No. 3 filed October 27, 2009

1.
We have reviewed your amended Form 8-K and correspondence filed October 27, 2009. We reissue the comment 1 in our comment letter dated September 22, 2009. Please revise your disclosure to explicitly state that Lawrence Scharfman Co. CPA PC resigned as your independent accountant on May 11, 2009. We refer you to guidance at Item 304(a)(1)(i) of Regulation S-K.

Response:

We have revised our disclosure in the amended 8-K filing to include that Mr. Scharfman resigned as our independent accountant on May 11, 2009.

In connection with the response to your comments, Alcantara Brands Corporation (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;
•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns.  If you have any additional questions, please do not hesitate to contact the undersigned at 702-425-5758 or our counsel at 619-704-1310.

Sincerely,

/S/ Carlos Alcantara
Carlos Alcantara,
Chief Executive Officer
Alcantara Brands Corporation

Cc:   Donald J. Stoecklein, Esq.
Stoecklein Law Group